October 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Industrial Applications and Services

Attention: Juan Grana

Re:	Aclarion, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2024 File No. 333-276648

Dear Mr. Grana:

We are submitting this letter on behalf of our client Aclarion, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 16, 2024 (the “Comment Letter”) in connection with the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Post-Effective Amendment No. 1”), filed with the SEC on September 9, 2024. In response to the comments set forth in the Comment Letter, the Company has filed a Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Post-Effective Amendment No. 2”) with the SEC on October 11, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Post-Effective Amendment No. 2.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note that you are offering up to 1,450,000 shares of your common stock for resale by White Lion Capital, compared to the 2,500,000 shares that you initially registered pursuant to this registration statement, which was declared effective on February 1, 2024. We also note your disclosure on page 63 that "[you] are filing this registration statement to register for resale additional shares of [y]our common stock as [you] have already sold all shares covered by the Initial Registration Statement." Please clarify whether you are registering additional shares of your common stock, and if so, file a new registration statement to register the additional shares or provide us with your analysis as to why you are eligible to register the additional shares on this post-effective amendment. If you are not registering additional shares of your common stock, please revise your disclosures, including on page 63, to disclose that you are not registering additional securities and to note the number of shares of your common stock that have been sold pursuant to this registration statement, and in connection with the White Lion equity line agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 17 and 63 to clarify that the Post-Effective Amendment No. 1 does not register additional shares of the Company’s common stock. The Company further revised the disclosure to provide the number of shares of the Company’s common stock that have been sold pursuant to the Registration Statement and the number of shares of the Company’s common stock that have been sold under the Purchase Agreement, dated as of October 9, 2023, with White Lion Capital, LLC.

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Securities and Exchange Commission

October 18, 2024

2.	We note your disclosure that on April 8, 2024, you received a written notice from Nasdaq indicating that you are not in compliance with the bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), and that on August 22, 2024, you received a subsequent letter from Nasdaq indicating that you are also not in compliance with the stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1). Please revise your cover page to note that Nasdaq had originally intended to suspend trading of your common stock on September 3, 2024, and clarify when you requested an appeal before the Nasdaq Panel. Please also discuss any updates regarding the appeal.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 10-12 and 19-20 in the Post-Effective Amendment No. 2 to disclose that Nasdaq determined to delist the Company’s common stock from Nasdaq and provided the Company until August 29, 2024 to request an appeal of this determination. The Company further revised the disclosure to state that the Company appealed each of the matters relating to the bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1) and had an appeal hearing on October 10, 2024 before the Nasdaq Panel to appeal the delisting notices.

Exhibits

3.	Please amend your filing to provide a signed consent from Haynie & Company.

The Company acknowledges the Staff’s comment and has filed a signed consent from Haynie & Company as Exhibit 23.1 to the Post-Effective Amendment No. 2.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (303) 888-4859.

Sincerely,

/s/ James H. Carroll

James H. Carroll, Esq.

cc:	Via Email John Lorbiecki, Aclarion, Inc.